Exhibit 99.1

NOVADAQ to Report First Quarter 2017 Financial results on May 3, 2017

TORONTO, April 19, 2017 (GLOBE NEWSWIRE) -- NOVADAQ Technologies Inc. (NASDAQ:NVDQ) (TSX:NDQ), the leading provider of proven comprehensive fluorescence imaging solutions that improve clinical outcomes and reduce healthcare costs in minimally invasive and open surgeries, today announced that it will release financial results for the first quarter of 2017 after the close of trading on Wednesday, May 3, 2017.  The Company’s management team will host a corresponding conference call beginning at 4:30 p.m. ET.

Investors interested in listening to the conference call may do so by dialing 877-407-8031 (within Canada and the U.S.) or 201-689-8031 (outside Canada and the U.S.).  A live and archived webcast of the event will be available on the “Investor Relations” section of the Company’s website at: www.novadaq.com.

A replay of the call will be available for 48 hours by calling (877) 481-4010 (within Canada and the U.S.) or (919) 882-2331 (outside Canada and the U.S.), using Conference ID:10307.

About NOVADAQ Technologies Inc.
NOVADAQ’s global mission is to enable physicians with point-of-care imaging solutions that provide real-time clinically significant and actionable information to improve care quality and lower healthcare costs. Using NOVADAQ’s SPY fluorescence imaging technology, physicians can personalize therapy and achieve optimal results through the precise visualization of blood flow in vessels, micro-vessels, tissue perfusion and critical anatomical structures during the course of treatment. SPY technology enables the delivery of personalized therapies and the achievement of the optimal results for each individual patient. More than 240 peer-reviewed publications demonstrate that the use of SPY technology will reduce post-procedure complication rates and the cost of care for a broad variety of surgical treatments for cancer, cardiovascular diseases and other conditions, helping to ensure that patients benefit from the very best possible treatment and outcome.

SPY Imaging Systems are U.S. Food and Drug Administration 510(k) cleared, Health Canada licensed, CE Marked and registered worldwide for use in multiple surgical specialties and medical applications. The endoscopic version of SPY technology, known as PINPOINT, combines the fluorescence imaging capabilities of SPY with the high definition visible light visualization to establish a new standard in the quality and performance of minimally invasive surgery. NOVADAQ’s LUNA System is used to visualize blood flow and tissue perfusion while treating patients with atherosclerotic cardiovascular disease that impairs blood flow to the extremities and increases the risk for the development of complications such as acute and chronic non-healing wounds and limb loss. NOVADAQ is the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

For more information, please contact:
Lynn Pieper Lewis or Leigh Salvo
(415) 937-5404
investors@novadaq.com